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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ONYX SOFTWARE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

683402 200

(CUSIP Number)

MAY 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 683401 200			Page 2 of 9 Pages

1.	Name of Reporting Person: Elmore Family Investments, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,350,339

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,350,339

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,350,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.2%

12.	Type of Reporting Person: PN

Page 2 of 9 Pages

13G
CUSIP No. 683401 200			Page 3 of 9 Pages

1.	Name of Reporting Person: William B. Elmore		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,586,896

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,586,896

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,586,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.5%

12.	Type of Reporting Person: IN

Page 3 of 9 Pages

SCHEDULE 13G/A

Item 1(a). Name of Issuer.

     This Schedule 13G relates to Onyx Software Corporation, a Washington corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

     The Company’s principal executive offices are located at 1100 112th Avenue NE, Suite 100, Bellevue, WA 98004.

Item 2(a). Name of Person Filing.

     This Schedule 13G is filed by:

(i)	Elmore Family Investments, LP, a California limited partnership, with respect to the 2,350,339 shares owned directly by it; and

(ii)	William B. Elmore, a citizen of the United States and the general partner of Elmore Family Investments, LP

     The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence.

     The business address of the reporting person is c/o Foundation Capital, 75 Willow Road, Suite 103, Menlo Park, CA 94025.

Item 2(c). Citizenship.

     Elmore Family Investments, LP is a California limited partnership and Mr. Elmore is a United States citizen.

Item 2(d). Title of Class of Securities.

     This Schedule 13G relates to the Company’s common stock, $.01 par value (the “Common Stock”).

Item 2(e). CUSIP Number.

     The CUSIP number for the Company’s Common Stock is 683402 200.

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

Page 4 of 9 Pages

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13-d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

     A. The following describes the ownership of Common Stock by Elmore Family Investments, LP as of May 17, 2005 (the date of the closing of the transaction):

(a)	Amount beneficially owned: 2,350,339 shares

(b)	Percent of class: 13.2%. The percentage used herein and elsewhere in this Schedule 13G are calculated based on approximately 17,811,382 shares of common stock issued and outstanding on May 17, 2005.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 2,350,339 shares

(ii)	Shared power to vote or to direct the vote: -0- shares

(iii)	Sole power to dispose or to direct the disposition of: 2,350,339 shares

(iv)	Shared power to dispose or to direct the disposition of: - 0- shares

Page 5 of 9 Pages

     B. The following describes the ownership of Common Stock by William B. Elmore as of May 17, 2005 (the date of the closing of the transaction):

(a)	Amount beneficially owned: 2,586,896 shares

(b)	Percent of class: 14.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 2,586,896 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 2,586,896 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Mr. Elmore is the general partner of Elmore Family Investments, LP, and in such capacity has the power to vote and dispose of the shares of common stock held by Elmore Family Investments, LP. Accordingly, he may be deemed the beneficial owner of such shares, although he disclaims beneficial ownership of such shares except to the extent of his proportional interest therein. Mr. Elmore is also the trustee of Elmore Living Trust, the holder of 173,712 shares, and the manager of Foundation Capital Entrepreneurs Fund L.L.C., the holder of 3,095 shares. Mr. Elmore disclaims beneficial ownership of such shares except to the extent of his proportional interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     See Item 2

Item 9. Notice of Dissolution of Group.

     Not applicable.

Page 6 of 9 Pages

Item 10. Certification.

     Each of the Reporting Persons hereby makes the following certification:

     By signing below, I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2005	ELMORE FAMILY INVESTMENTS, LP

	By:	/s/ William B. Elmore

William B. Elmore, General Partner

/s/ William B. Elmore

William B. Elmore, individually

Page 8 of 9 Pages

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 20, 2005	ELMORE FAMILY INVESTMENTS, LP

	By:	/s/ William B. Elmore

William B. Elmore, General Partner

/s/ William B. Elmore

William B. Elmore, individually

Page 9 of 9 Pages